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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                  (Check one):
 [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR
                         For Period Ended: June 30, 2004
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                        __ Transition Report on Form 10-K
                        __ Transition Report on Form 20-F
                        __ Transition Report on Form 11-K
                        __ Transition Report on Form 10-Q
                       __ Transition Report on Form N-SAR
                        FOR THE TRANSITION PERIOD ENDED:
                        --------------------------------

                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.
 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                        PART I -- REGISTRANT INFORMATION
                             TRANS-INDUSTRIES, INC.
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                             FULL NAME OF REGISTRANT
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                            FORMER NAME IF APPLICABLE
                              2637 South Adams Rd.
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            ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)
                            Rochester Hills, MI 48309
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                            CITY, STATE AND ZIP CODE
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                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

The Registrant's completion of its second quarter financial statements and the review of such consolidated financial statements by its independent auditors, Plant & Moran PLLC, are being delayed pending the completion, accounting analysis, and review of the Registrant's results for the second quarter ending June 30, 2004. This delay has been the result of the Registrant spending a considerable amount of time finalizing the critical restructuring of its bank debt with a new lender. This restructuring should be complete within the next three days. If possible, the Registrant would like to include this debt restructuring in its filing.

Within the next 5 calendar days, the Registrant expects the accounting analysis to be concluded, its consolidated financial statements to be completed for the six months ended June 30, 2004, and receive a satisfactory review from its independent auditors with respect to the Registrant's consolidated financial statements, and file with the Securities and Exchange Commission its Quarterly Report on Form 10-Q.




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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kai Kosanke                  248               852-1990
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(Name)                     (Area Code)    (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

                             TRANS-INDUSTRIES, INC.


                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date August 16, 2004                   By /S/ Kai Kosanke
                                          -----------------------------------
                                          Kai Kosanke
                                          Vice President and Chief Financial
                                          Officer